VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of the  24th day of August, 2010 by and among Real Holdings Capital, LLC, an Illinois limited liability company (“RHC”) and Marckensie Theresias (“Marxx”).

WHEREAS, pursuant to that certain Stock Transfer dated evenly herewith by and between RHC and Q Lotus Holdings, Inc.,  Q Lotus Holdings, Inc. transferred One Million one hundred twenty five thousand (1,250,000) shares of/Common] Stock of the Corporation to RHC in consideration of One hundred twenty fived Dollars in hand paid and services rendered by RHC (the “Shares”); and

WHEREAS, the parties hereto desire to provide for the continuity and stability of the business policy and management of the Corporation; and

WHEREAS, RHC and  Marxx agree and deem it advisable and desirable that Marxx exercise the voting rights of the transferred shares to protect the continuity and stability of the Corporation;

WHEREAS, RHC and Marxx  have agreed to act pursuant to the terms and conditions of this Agreement and the Nevada Business Corporation Act, as amended, (the “Act”).

NOW, THEREFORE, in consideration of the foregoing premises, and for the mutual promises contained herein and for other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties hereto agree to the following:

1.          Voting the shares.

(a)	RHC shall vote the shares on all matters as Marxx shall designate.

(b)
RHC shall have the right to sell, transfer, assign or pledge any part or all of the Shares.  However, the sale, transfer or assignment by RHC of any such Shares shall not affect this Voting Agreement or the rights of Marxx in voting the Shares held under this Agreement.

(c)	Marxx shall not have the power to sell, transfer, assign or pledge any of the Shares held under this Agreement.

2.          Dividends.  Any cash or property dividends on the Shares shall be paid to RHC and Marxx shall have no claim to anything relating to the Shares other than the right to  vote the Shares.

3.          Termination Date.

(a)
Upon the Termination Date, this Agreement shall immediately terminate and all voting rights in the Shares shall immediately vest and be returned to RHC and /or its successors and assigns.   The Termination Date shall be the date of the first to occur of the following events:

(i)	The institution of bankruptcy proceedings by or against RHC;

(ii)	The death or resignation of Marxx, or the inability of Marx to manage his affairs;

(iii)	The date that is two (2) years from the effective date of this Agreement;

(iv)	The date the Corporation defaults under any material contract or loan Agreement; or

(v)	The date of any breach of this Agreement by the Corporation or the Marxx.

4.          Death, Resignation or Disability of  Marxx.    Marxx upon his death, resignation or if he is unable to manage his affairs.  Marxx’s voting rights shall terminate upon his giving written notice to RHC. Or a  The determination that  Marxx is unable to manage his affairs is made in either of the following ways:

(a)
By written certification of two (2) physicians licensed to practice medicine in the state in which  Marxx resides that  Marxx is unable to give prompt and intelligent consideration to financial matters by reason of a mental or physical impairment; or

(b)	By a determination of a court of competent jurisdiction that Marxx is legally incompetent or disabled.

5.          Marxx as an Officer and Director. Marxx may serve as a director and officer, or both, of the Corporation and receive compensation therefor, and, to the extent permitted by applicable law, he or any firm of which he may be an affiliate, or any corporation of which he may be a shareholder or an officer or director, or in which he may otherwise be interested, may contract with the Corporation, or be or become financially interested in any manner or transaction to which the Corporation may be a party or in which it may be in any way concerned, as fully as though he were  not the holder of the voting tights.

6.           Notice.  Any notice required or permitted to be given under this Agreement shall be sufficient and deemed given on the date of mailing, if such notice be in writing, and if sent by registered or certified mail, return receipt requested, at the last known address of the party as indicated on the books of the Corporation.  Any such notice sent pursuant to this Agreement shall be sent to all parties.

7.           No Bond or Security Required.  Marxx shall not be required to post any bond or other security for the discharge of his duties under this Agreement.

8.           Miscellaneous.

a.	The term “Corporation,” for purposes of this Agreement, shall mean Q Lotus, Holdings, Inc., a Nevada Corporation, or any of its successors or assigns.

b.	This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective executors, administrators, successors and assigns.

c.	This Agreement shall be governed in accordance with the laws of the State of Nevada.

d.	This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

e.	If for any reason any provision hereof shall be inoperative, the validity and effect of the other provisions hereof shall not be affected thereby.

f.
The parties agree that the rights of each party under this Agreement shall be This agreement is and shall be enforceable in a court of equity and the equitable remedies available to a party hereunder are not exclusive and that the remedies of such party in equity shall be in addition to all other remedies a party may have at law or in equity, including an action for damages.  Each party specifically agrees that if he should violate any of the terms and conditions of this Agreement, a non-breaching party may obtain a temporary restraining order and/or injunction, without surety bond, restraining the breaching party from violating such terms and provisions pending the determination of the controversy between the breaching party and the non-breaching party in a court of appropriate jurisdiction.

g.
In the event a party wishes to initiate any civil action or legal proceeding arising out of or relating to this Agreement, such civil action or legal proceeding (the “Proceeding”) shall be initiated in the courts of the State of Illinois, County of Cook, or, if it can acquire jurisdiction, in the United States District Court, Northern District of Illinois, and each party irrevocably submits to the exclusive jurisdiction of each said court in any Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect to any Proceeding shall be heard and determined only in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other court.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

REAL HOLDINGS CAPITAL, LLC			MARXX:

By:	Gary Rosenberg Trust under the will of		/S/ MARCKENSIE THERESIAS
	Ben J Rosenberg dated August 28, 1978,		Marckensie Theresias
Member-Manager

	By:	/S/ MEREDITH MARKS
Meredith Marks, Trustee